UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST ANNOUNCES LEADERSHIP TRANSITION; NAMES MR. PHAM NHAT QUAN ANH AS CHIEF EXECUTIVE OFFICER

September 14, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced a leadership transition in its executive management team, effective September 12, 2026.

The Board of Directors has appointed Mr. Pham Nhat Quan Anh as Chief Executive Officer of the Company, succeeding Mr. Pham Nhat Vuong. Mr. Pham Nhat Vuong will continue to serve as a member of the Board of Directors. Concurrently, Mr. Pham Nhat Quan Anh has been appointed Chairman and Chief Executive Officer of VinFast Vietnam JSC. The transition is intended to bring fresh perspectives and renewed momentum to support VinFast’s continued evolution, operational excellence and long-term growth.

Mr. Pham Nhat Quan Anh currently serves as Chairman of the Company. He also serves as Chief Executive Officer of VinMetal Trading and Production JSC, an affiliate of the Company within the Vingroup ecosystem specializing in high-quality steel production. Since joining VinFast in February 2019, he has held several senior leadership positions across vehicle development, manufacturing, sales and after-sales services, including Vice Chairman and Standing Deputy General Director of VinFast Vietnam JSC, Deputy General Director of Global Sales, Marketing and After-sales, and Director of the Planning, Program Coordination and Quality Inspection Division at VinFast Trading and Production JSC before assuming his current leadership roles. Throughout his tenure with VinFast, he has been instrumental in supporting VinFast’s rapid development and expansion from its initial localization phase in Vietnam to its global strategy.

Prior to joining VinFast, Mr. Anh served as Deputy General Director and Deputy Chief Operating Officer of Vinpearl Joint Stock Company from 2017 to 2019, where he gained extensive experience in operational management and strategic planning across the hospitality and services industries. Mr. Anh holds a Bachelor’s degree in business management from Singapore Management University.

Mr. Pham Nhat Quan Anh commented: “I am deeply honored by the Board of Directors’ trust and confidence in entrusting me with these additional responsibilities. Built on a strong foundation established over the years and supported by the growing confidence of customers across our markets, VinFast is presented with a significant opportunity to help lead the global transition to green mobility. I am committed to working closely with our talented team to uphold VinFast’s core values and continue delivering world-class products and the highest standards of service to customers around the world.”

The Company would like to express its appreciation to Mr. Pham Nhat Vuong for his leadership as Chief Executive Officer and looks forward to his continued contributions as a member of the Board of Directors.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: September 14, 2026	By:	/s/ Nguyen Thi Lan Anh
		Name:	Nguyen Thi Lan Anh
		Title:	Director and Chief Financial Officer

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